Exhibit 99.1

ASX Announcement Monday 13th December 2021

Advanced Human Imaging Sign 17th Partnership to
Expand its distribution into Latin America

Highlights

●	Nextmedicall supply Digital Health and Medical solutions across Latin America.

●	Nextmedicall currently Piloting with Entel Telecommunication Chile.

●	Nextmedicall assist patients with end-to-end at home medical care.

●	Nextmedicall have a strong focus on Chronic Disease management and intervention.

Advanced Human Imaging Limited (ASX: AHI) (Advanced Human Imaging) is pleased to update shareholders of further expansion of its partnerships and an entry into Latin America after signing a binding term sheet with digital health and medical group NEXTMEDICALL S.A.C (“Nextmedicall”).

Nextmedicall is a Peruvian medical and technology company pioneering in telemedicine focusing on chronic disease patients in Latin America, supplying a digital ecosystem that connects healthcare stakeholders, to improve the quality of life of patients at home and abroad.

Nextmedicall has an extensive network of doctors and specialists spanning, Traumatology, Orthopaedics, Oncology, Gastroenterology Rehabilitation, Neurosurgery, Gynaecology, Obstetrics, Psychiatry, Dermatology, Paediatrics, Nutrition, and Ophthalmology, specializing in remote personal care. Assisting individuals locate and connect with specialists in the locality when requiring care or assessment of care.

Nextmedicall will integrate the AHI MultiScan SDK (software development kit) into the Nextmedicall application and platform. The initial integration will allow access to the proprietary BodyScan, and FaceScan, empowering its users with an ability to track and ascertain dimensional base risk assessment and vitals sign.

Nextmedicall’s intention is to identify early onset chronic disease markers and chronic disease risk for early intervention and provision of care. With such an expansive suite of medical professionals within Nextmedicall, the company intends to add DermaScan once released in 2022, followed by HemaScan and other offerings from AHI once made available.

Nextmedicall are an end-to-end care solution providing services across telemedical consultations, prescriptions, treatments, pharmaceutical delivery, laboratory analysis, and on-line or at home nursing care. With the integration of the AHI solution, Nextmedicall hope to provide the solution across Latin America to assist in more affordable care.

Prior to signing the binding term sheet with AHI, Nextmedicall conducted a successful trial of the AHI CompleteScan application. The positive outcome of the initial testing has resulted in Nextmedicall now running a pilot with Chilean Telecommunications provider Entel Chile (“Entel”).

Furthermore, under the terms of the binding term sheet and upon completion of the Entel pilot, Nextmedicall will commence integration of the AHI technology into the Nextmedicall platform in a White Label solution. Nextmedicall have undertaken to complete the integration of the AHI MultiScan SDK within 120 days from the signing of the binding term sheet, being Q2 2022.*

Vlado Bosanac, Chief Executive Officer of Advanced Human Imaging, said:

I am pleased to be expanding the AHI offering into Latin America with Nextmedicall, the breadth of their medical and health team is significant and will expose our technology to a large population in need for cost- effective care. Jorge and Raul have been a pleasure to work with and after trialling the technology moved rapidly to signing binding undertakings to access and integrate our unique solution.

Advanced Human Imaging Limited.

ACN 602 111 115

Postal Address: PO Box 190, South Perth WA 6951
Email: investors@advancedhumanimaging.com

ASX Announcement Monday 13th December 2021

Jorge has a deep understanding of the telecommunications industry and the need to deliver move value to the subscribers of these services. The pilot with Entel is a first step to showing how these service providers can do so much more than just provide tools for communication.

The hope is to entice these organization with a health assessment capability which then triage subscribers into early intervention and care. Reducing the need for episodic care when quite often early diagnosis would have concluded in a better health outcome through early intervention.

For more information please visit: www.advancedhumanimaging.com/

For more information on Nextmedicall, please visit: https://nextmedicall.com/

*	This announcement has been approved by the board of Advanced Human Imaging Limited.

For more information contact:

Vlado Bosanac Chief Executive Officer Advanced Human Imaging Limited E: admin@advancedhumanimaging.com	Nadine Amesz Operations Officer Advanced Human Imaging Limited E: admin@advancedhumanimaging.com

About Advanced Human Imaging:

AHI has developed and patented a proprietary dimensioning technology that enables its users to check, track, and assess their dimensions using only a smartphone both privately and accurately.

Our goal is to assist our partners by empowering their consumers with this capability. This in return gives our partners the ability to assess, assist, and communicate outcomes with their consumers when navigating day to day life.

Whether this is a personal journey to better health, understanding the risk associated with their physical condition, tracking the changes they are experiencing through training, dieting, or under medical regimes, or simply wanting to be correctly sized for a garment when shopping online. The AHI technology delivers this seamlessly, privately, and cost-effectively only a few minutes.

Our partner benefits from our software as a service pricing solution, that reduces with scale. Integration is made easy with the AHI modular system, based on multiple (SDKs) software development kits, allowing a partner to select the functions, measurements, and displays to suit their individual needs.

AHI has developed this capability by leveraging the power of Computer Vision, Machine Learning, and patented algorithms, to process these images on secure, enterprise-level infrastructure, delivering an end-to-end experience that is unrivalled in the industry. AHI simplifies the collection of measurements and removes the human error present in traditional methods.

*	Integration and timing provided by Nextmedicall is subject to concluding necessary technical integration undertakings, when looking to meet these timelines, AHI will provide all technical support and advice to assist Nextmedicall in reaching the target release timing but cannot control unknown delays in the delivery undertakings by its partners.

Advanced Human Imaging Limited.

ACN 602 111 115

Postal Address: PO Box 190, South Perth WA 6951
Email: investors@advancedhumanimaging.com